999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silverstandard.com

N E W S    R E L E A S E

June 1, 2005	Trading Symbols:
News Release 05-11	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SILVER MINERALIZATION
AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further significant intersections from ongoing drilling at the Berenguela project located five kilometers east of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

The accompanying table summarizes assay results for 21 shallow holes collared in the West and Cerro Blocks, two of four contiguous zones located on the property. Drilling at the Cerro Block continues to confirm continuity and grade of mineralization as the focus of drilling moved 200 meters eastward. Highlights of drilling in the table that follows include:

  BER-154 located on Line 1800E in the Cerro Block which intersected:
    160.8 feet averaging 17.6 ounces of silver per ton (49 meters averaging 604.9 grams of silver per tonne), including 45.9 feet averaging 57.3 ounces of silver per ton (14 meters averaging 1,966.2 grams of silver per tonne).
  BER-152 located on Line 1150E in the West Block which intersected:
    118.1 feet averaging 20.2 ounces of silver per ton (36 meters averaging 691.3 grams of silver per tonne), including 62.3 feet averaging 29.9 ounces of silver per ton (19 meters averaging 1,024.8 grams of silver per tonne).
  BER-151, a vertical hole located on line 1800E (and 50 meters north of BER-154) which intersected:
    206.7 feet averaging 3.7 ounces of silver per ton (63 meters averaging 128.4 grams of silver per tonne), including 55.8 feet averaging 7.5 ounces of silver per ton (17 meters averaging 257.4 grams of silver per tonne).

Results to date confirm continuity of mineralization as well as the presence of high-grade pods of mineralization at surface in both the Cerro and West blocks. Further results from drilling are pending and additional drilling is underway at the Cerro, Burton and Chapi blocks located along strike to the east. By the end of Silver Standard’s program in June at Berenguela, the company will have completed over 200 reverse circulation drill holes totalling 19,000 meters.

Under the terms of its option agreement, Silver Standard is required to prepare a resource estimate for the property in accordance with Canada’s National Instrument 43-101. The drill program underway has been designed to confirm and expand the historical resource estimate previously announced for the Berenguela property. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela. For other news releases related to the Berenguela project, please refer to news releases dated January 18, 2005, February 2, 2005, March 31, 2005, April 19, 2005, May 2, 2005 and May 23, 2005 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $35.3 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $23.9 million at May 17, 2005. The company continues to seek resource growth through development of its own projects, exploration and acquisitions.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Berengela, Peru Selected Drilling Results* - June 2005

				Silver Grade	Interval	Silver Grade
Hole No.	From	To	Interval	(in g/t)	(in feet)	(in oz./ton)
BER-150	39	63	24	44.5	78.7	1.3
BER-151	29	92	63	128.4	206.7	3.7
incl.	42	59	17	257.4	55.8	7.5
BER-152(1)	19	55	36	691.3	118.1	20.2
incl.	25	44	19	1,024.8	62.3	29.9
BER-153(1)	9	22	13	86.0	42.7	2.5
BER-154	26	75	49	604.9	160.8	17.6
incl.	47	61	14	1,966.2	45.9	57.3
BER-155	7	44	37	128.9	121.4	3.8
BER-156	11	20	9	97.2	29.5	2.8
and	58	85	27	36.4	88.6	1.1
BER-157	17	25	8	69.4	26.2	2.0
and	45	87	42	32.1	137.8	0.9
BER-158	48	59	11	98.7	36.1	2.9
BER-159	59	77	18	71.8	59.1	2.1
BER-160	42	79	37	61.1	121.4	1.8
BER-161	31	50	19	67.9	62.3	2.0
BER-162	57	135	78	41.0	255.9	1.2
BER-163	46	80	34	63.6	111.5	1.9
BER-164	12	75	63	64.3	206.7	1.9
BER-165	0	9	9	138.2	29.5	4.0
and	43	93	50	66.3	164.0	1.9
incl.	85	92	7	202.0	23.0	5.9
BER-166	66	86	20	88.4	65.6	2.6
BER-167	34	42	8	55.5	26.2	1.6
and	54	72	18	83.7	59.1	2.4
BER-168	0	20	20	55.0	65.6	1.6
and	32	62	30	89.7	98.4	2.6
BER-169	0	120	120	48.5	393.7	1.4
incl.	17	24	7	114.7	23.0	3.3
BER-170	42	57	15	88.7	49.2	2.6

(1) Holes BER-152 and 153 were collared in the West Block. All other holes were collared in the Cerro Block.

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.